Vistek Limited

39 Woodlands Close #08-11

Mega@Woodlands

Singapore 737856

August 26, 2025

Via Electronic Mail

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities Exchange Commission

Attn: Mr. Howard Efron

Re:	Vistek Limited
Amendment No. 8 to Registration Statement on Form F-1
Filed July 31, 2025
File No. 333-284559

Dear Mr. Efron:

This letter is in response to the letter dated August 19, 2025, from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Vistek Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Registration Statement Amendment”) is being submitted to accompany this letter.

Amendment No. 8 to Registration Statement on Form F-1

Business, page 79

1.	We note your revised disclosures that you were awarded two new contracts from two major customers, and also that your two major customers account for over 90% of your revenue. Please revise this section as appropriate to disclose the term of such contracts and the type of work the contracts cover. In addition, to the extent Item 601(b)(10)(ii)(B) applies to either of the contracts, please file such agreement as an exhibit to your registration statement.

RESPONSE: We note the Staff’s comments and respectfully advise the Staff that we have disclosed the term and type of work the contracts cover, and also filed the agreements as Exhibit 10.13 and 10.14 in the Registration Statement Amendment.

Our Growth Strategies, page 89

2.	We refer to your statement that over 80% of your workforce as of May 31, 2025 were foreign workers, you need additional dormitories to house the foreign workforce, and that as part of your growth strategy, you plan to use some of your proceeds to build and operate a dormitory. However, we also note that your current Use of Proceeds disclosure no longer refers to this planned use of your proceeds. Please revise to reconcile your disclosures.

RESPONSE: We note the Staff’s comments and respectfully advise the Staff that we have removed the reference to build and operate a dormitory.

Note - 2 Summary of Significant Accounting Policies, page F-8

3.	In an amended filing, please provide the enhanced information required by ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised Note 2 accordingly to provide the enhanced information required by ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

Vistek Limited

/s/ Teck Hong Ho
Name:	Teck Hong Ho
Title:	Chief Executive Officer